EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Significant Subsidiaries

Company	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by Registrant	Number of US subsidiaries	Number of Non-US subsidiaries
Omnicom APIMA Holdings Limited	Hong Kong	100%	—	78
Omnicom Capital Inc.	Connecticut	100%	—	—
Omnicom Europe Limited	United Kingdom	100%	4	569
Omnicom Holdings Inc.	Delaware	100%	—	—
Omnicom Group (Asia Pacific) Pte. Ltd.	Singapore	100%	—	16
BBDO Worldwide Inc.	New York	100%	18	63
DDB Worldwide Communications Group Inc.	New York	100%	17	59
TBWA Worldwide Inc.	New York	100%	6	10
DAS Holdings Inc.	Delaware	100%	42	9
Omnicom Media Group Holdings Inc.	Delaware	100%	—	—